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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. 2)

                               NORDSON CORPORATION
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                                (Name of issuer)


                        COMMON SHARES, WITHOUT PAR VALUE
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                         (Title of class of securities)


                                   655663 10 2
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                                 (CUSIP number)





         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [X] Rule 13d-1(d)


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------------------------------------          ----------------------------------
CUSIP No.  655663 10 2                 13G    Page  2  of  5  Pages
           -----------                             ---    ---
------------------------------------          ----------------------------------

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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          DAVID W. IGNAT
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]

                                                                 (b) [ ]

          NOT APPLICABLE
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3         SEC USE ONLY

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4         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
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                    5    SOLE VOTING POWER
                                                       834,244
                    ------------------------------------------------------------
   NUMBER OF        6    SHARED VOTING POWER
    SHARES                                             NONE
 BENEFICIALLY       ------------------------------------------------------------
   OWNED BY         7    SOLE DISPOSITIVE POWER
     EACH                                              834,244
  REPORTING         ------------------------------------------------------------
 PERSON WITH        8    SHARED DISPOSITIVE POWER
                                                       NONE
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          834,244
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              [ ]
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.1%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13G


Item 1(a).     Name of Issuer:

               Nordson Corporation



Item 1(b).     Address of Issuer's Principal Executive Offices:

               28601 Clemens Road
               Westlake, Ohio 44145



Item 2(a).     Name of Person Filing:

               David W. Ignat



Item 2(b).     Address of Principal Business Office:

               39 Evergreen Circle
               Princeton, New Jersey 08540



Item 2(c).     Citizenship:

               United States of America



Item 2(d).     Title of Class of Securities:

               Common Shares, without par value



Item 2(e).     CUSIP Number:

               655663 10 2



Item 3.        Rules 13d-1(b), or 13d-2(b) or (c):

               Not Applicable

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Item 4.        Ownership:

               a)   Amount beneficially owned: 834,244 shares

               b)   Percent of class: 5.1%

               c)   Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote: 834,244

                    (ii)   Shared power to vote or to direct the vote: None

                    (iii)  Sole power to dispose or to direct the
                           disposition of: 834,244

                    (iv)   Shared power to dispose or to direct
                           the disposition of: None



Item 5.        Ownership of Five Percent or Less of a Class:

               Not Applicable



Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person:

               Not Applicable



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               Not Applicable



Item 8.        Identification and Classification of Members of the Group:

               Not Applicable

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Item 9.        Notice of Dissolution of Group:

               Not Applicable



Item 10.       Certification:

               Not Applicable


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 2000


                                        /s/ David W. Ignat
                                        -----------------------------------
                                            David W. Ignat